Exhibit 99.1
Joint Filer Information
Name of Joint Filer:	SC Health Holdings Limited

Address of Joint Filer:	c/o SC Health Corporation
108 Robinson Road #10-00
Singapore 068900

Relationship of Joint Filer to Issuer:	10% Owner

Issuer Name and Ticker or Trading Symbol:	SC Health Corporation [SCPE]

Date of Event Requiring Statement:
(Month/Day/Year):	07/11/2019

Designated Filer:	David Sin